Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Axsome Therapeutics, Inc. for the registration of  its common stock, preferred stock, warrants, debt securities, units and rights to purchase common stock, preferred stock, debt securities or units and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the consolidated financial statements of Axsome Therapeutics, Inc. and the effectiveness of internal control over financial reporting of Axsome Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
New York, New York
December 2, 2022

A member firm of Ernst & Young Global Limited